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18005878

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SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-52094 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHIGAN SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21415 CIVIC CENTER DRIVE STE 200
(No. and Street)

| SOUTHFIELD | MI | 48076 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leanna Kavanagh 248-358-4393
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARNAGHI & SCHWARK, PLLC
(Name – *if individual, state last, first, middle name*)

| 30435 GROESBECK HWY | ROSEVILLE | MI | 48066 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Leanna Kavanagh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHIGAN SECURITIES, INC., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SANDRA J RAYBA
NOTARY PUBLIC, STATE OF MI
COUNTY OF HILLSDALE
MY COMMISSION EXPIRES Dec 9, 2022
ACTING IN COUNTY OF Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *MICHIGAN SECURITIES, INC.*

## *FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

## *F0R THE YEAR ENDED DECEMBER 31, 2017*

## MICHIGAN SECURITIES, INC.

Financial Statements
and Supplementary Information

December 31, 2017

### TABLE OF CONTENTS

PAGE NO.


Report of Independent Registered Public Accounting Firm .......... 3

FINANCIAL STATEMENTS

Statement of Financial Condition .......... 4

Statement of Operations .......... 5

Statement of Stockholders' Equity .......... 6

Statement of Cash Flows .......... 7

Notes to Financial Statements .......... 8 - 10

SUPPLEMENTARY INFORMATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission .......... 12

Computation for Determination of Reserve Requirements For Broker-Dealer Under Rule 15c3-3 .......... 13

Supplemental Report of the Status of Membership in the SIPC Pursuant to SEC Rule 17a-5(e)(4) .......... 14 -15

Form SIPC-7 General Assessment Reconciliation .......... 16- 17

Supplemental Exemption Report Pursuant to SEC Rule 17a-5 .......... 18

Broker-Dealer Exemption Report .......... 19

**Carnaghi & Schwark, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Michigan Securities, Inc.
Southfield, Michigan

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Michigan Securities, Inc., as of December 31, 2017, the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Michigan Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Michigan Securities, Inc.'s management. Our responsibility is to express an opinion on Michigan Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Michigan Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplementary Information**

The computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission have been subjected to audit procedures performed in conjunction with the audit of Michigan Securities, Inc.'s financial statements. The supplementary information is the responsibility of Michigan Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computations of net capital and determination of reserve requirements under rule 15c3-1 of the securities and exchange commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Michigan Securities, Inc.'s auditor since 2014.
Roseville, Michigan
February 20, 2018

## *STATEMENT OF FINANCIAL CONDITION*
## *DECEMBER 31, 2017*

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 151,890 |
| Cash equivalents with clearing organizations | | 102,460 |
| Receivable from brokers | | 291,632 |
| Income taxes refundable | | — |
| Furniture, fixtures and equipment, less depreciation | | 2,922 |
| ***TOTAL ASSETS*** | $ | 548,904 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| Accounts payable | $ | 20,203 |
| Accrued expenses | | 268,518 |
| ***Total Liabilities*** | | 288,721 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock authorized, 10,000 shares; issued and outstanding, 1000 shares | | 5,000 |
| Retained earnings | | 255,183 |
| ***Total Stockholders' Equity*** | | 260,183 |
| ***TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY*** | $ | 548,904 |

See accompanying notes.

## MICHIGAN SECURITIES, INC.

### STATEMENT OF OPERATIONS
### YEAR ENDED DECEMBER 31, 2017

| | |
|---|---|
| Revenue: | |
| Commissions and fees | $ 1,937,583 |
| Investment advisory fees | 732,082 |
| Annuity and insurance products | 1,520,154 |
| Interest | 1,779 |
| ***Total revenue*** | 4,191,598 |
| Expenses: | |
| Salaries, wages, commissions and benefits | 3,662,958 |
| Exchange fees and quotes | 39,684 |
| Occupancy and equipment | 69,912 |
| Interest | 602 |
| Professional services | 172,000 |
| Office supplies and expenses | 27,865 |
| Other operating expenses | 101,735 |
| Trade clearing costs | 72,802 |
| ***Total expenses*** | 4,147,558 |
| ***Income before income taxes*** | 44,040 |
| ***Income tax expense*** | 6,946 |
| ***NET INCOME*** | $ 37,094 |

See accompanying notes.

## STATEMENT OF STOCKHOLDERS' EQUITY
## YEAR ENDED DECEMBER 31, 2017

| | Common Stock | Retained Earnings |
|---|---|---|
| ***Balance at December 31, 2016*** | $ 5,000 | $ 218,089 |
| Net income for year | — | 37,094 |
| ***Balance at December 31, 2107*** | $ 5,000 | $ 255,183 |

See accompanying notes.

## MICHIGAN SECURITIES, INC.

### STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| ***CASH FLOWS FROM OPERATING ACTIVITIES*** | | |
| Net income | $ | 37,094 |
| Adjustments to reconcile net income or loss to net cash provided by or used in operating activities: | | |
| Depreciation | | 475 |
| Changes in: | | |
| Accounts payable | | 10,391 |
| Receivables | ( | 163,451) |
| Accrued expenses | | 61,343 |
| Income taxes payable | ( | 23,250) |
| ***Total adjustments*** | ( | 114,492) |
| ***Net cash used in operating activities*** | ( | 77,398) |
| ***CASH FLOW FROM INVESTING ACTIVITIES*** | | |
| Purchases of computer equipment | ( | 3,397) |
| ***NET DECREASE IN CASH AND CASH EQUIVALENTS*** | ( | 80,795) |
| ***Cash and cash equivalents*** – Beginning of year | | 335,145 |
| ***Cash and cash equivalents*** – End of year | $ | 254,350 |
| ***SUPPLEMENTAL CASH FLOW INFORMATION*** | | |
| Cash paid for interest | $ | 602 |
| Cash paid for income taxes | $ | 30,196 |

See accompanying notes.

## NOTE 1 – ORGANIZATION

Michigan Securities, Inc. (the "Company") conducts a general securities business as a securities broker-dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The Company's client base is retail and institutional accounts located primarily in Southeastern Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Revenue Recognition**
Commissions and related clearing expenses are recorded on a trade date basis. Investment advisory fees and fees on insurance products are recorded when income is reasonable determinable.

**Management Estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Financial Instruments with Off-Balance Sheet Risk**
In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

**Federal Income Taxes**
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2014 or state income tax examinations for years before 2013.

**Furniture, Fixtures and Equipment**

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets using accelerated depreciation methods.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Subsequent Events**

The Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2018, which is the same date the financial statements were available to be issued.

## NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2017, the Company's net capital totaled $199,343 which was $149,343 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 1.4 to 1.

## NOTE 4 – FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2017:

| | |
|---|---|
| Office equipment and furnishings | $ 31,023 |
| Accumulated depreciation | 28,101 |
| | $ 2,922 |

## NOTE 5 – LEASE COMMITMENTS

The Company leases facilities and equipment under operating leases expiring through October 2019. Future expected minimum lease payments are as follows:

| | |
|---|---|
| 2018 | $ 23,000 |
| 2019 | 3,000 |
| | $ 26,000 |

Rental expense approximated $43,000 for the year ended December 31, 2017.

## NOTE 6 – EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) Plan (Plan) for substantially all employees meeting minimum age and service requirements. The Plan provides for elective contributions by employees up to the maximum limit allowed by tax regulations. Under the terms of the Plan, the Company may make discretionary contributions. Company contributions to the Plan for the year ended December 31, 2017 totaled $14,000.

## NOTE 7 – RELATED PARTY TRANSACTIONS

The Company receives insurance product commissions and advisory fees from related entities under common control. Income received from these related parties approximated $1,125,000 for the year ended December 31, 2017. Accounts receivable from these entities totaled $7,700 as of December 31, 2017.

## NOTE 8 – FAIR VALUE FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable, and accrued expenses. The recorded values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate their fair values based on the short-term nature of these instruments.

*SUPPLEMENTARY INFORMATION*

## *COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION*

*NET CAPITAL*

| | | |
|---|---|---|
| Total stockholders' equity | $ | 260,183 |
| Deduct stockholders' equity not allowable for net capital | | — |
| Total stockholders' equity qualified for net capital | | 260,183 |
| Deductions and haircuts on securities: | | |
| Deposits and receivables | | 55,296 |
| Furniture, fixtures and equipment | | 2,922 |
| Haircuts on securities-stocks and mutual funds | | 2,274 |
| Unsecured debits | | 348 |
| | | 60,840 |
| Net capital | | 199,343 |
| Net capital requirement | | 50,000 |
| Excess net capital | $ | 149,343 |

**COMPUTATION OF AGGREGATE INDEBTEDNESS**

| | | |
|---|---|---|
| Total aggregate indebtedness liabilities | $ | 288,721 |
| Percentage of aggregate indebtedness to net capital | | 145% |

**Reconciliation with Company's Computation**

There are no material differences between the computation of net capital as reported in Michigan Securities, Inc. Part II (Unaudited) FOCUS report dated December 31, 2017 and the above calculations.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Michigan Securities, Inc. is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer ...".

**Carnaghi & Schwark, PLLC**
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

ANTHONY L. CARNAGHI, CPA
DOUGLAS W. SCHWARK, CPA

(586) 779-8010
FAX (586) 771-8970

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Michigan Securities, Inc.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC 600 Rules, we have performed the procedures enumerated below which were agreed to by Michigan Securities, Inc, and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Michigan Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Michigan Securities Inc.'s management is responsible for Michigan Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 20, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

# General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2239********************MIXED AADC 220
52094 FINRA DEC
MICHIGAN SECURITIES INC
21415 CIVIC CENTER DR STE 200
SOUTHFIELD, MI 48076-3953

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

________________

2. A. General Assessment (item 2e from page 2) $ 117.51

B. Less payment made with SIPC-6 filed (exclude interest) ( 34.44 )

________________
Date Paid

C. Less prior overpayment applied ( ________ )

D. Assessment balance due or (overpayment) 83.07

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 83.07

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 83.07

H. Overpayment carried forward $( ________ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Michichigan Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of February, 2018.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4,191,596 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 312 |
| Total additions | 312 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 4,045,463 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 67,069 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 835. | |
| Enter the greater of line (i) or (ii) | 835 |
| Total deductions | 4113567 |
| 2d. SIPC Net Operating Revenues | $ 78341 |
| 2e. General Assessment @ .0015 | $ 117.51 |
| | (to page 1, line 2.A.) |

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Michigan Securities, Inc.
Southfield, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which Michigan Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Michigan Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and Michigan Securities, Inc. stated that they met the identified exemption provisions for the year ended December 31, 2017 without exception. Michigan Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Michigan Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 20, 2018

**Michigan Securities, Inc.**
**Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission**
**December 31, 2017**

## Michigan Securities, Inc. Exemption Report

The following statements are made to the best knowledge and belief of Leanna Kavanagh as Chief Financial Officer/FinOp of Michigan Securities, Inc.:

I, Leanna Kavanagh, as the Chief Financial Officer/FinOp of Michigan Securities, Inc., (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2017 without exception.

I, Leanna Kavanagh, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Leanna Kavanagh FinOp

Leanna Kavanagh Title

February 20, 2018